SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
February 2004	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

Suite 300, Bow Valley Square 4, 250 Sixth Avenue SW, Calgary, Alberta T2P 3H7
(Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

                FORM 20-F X                                 Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes _____________                        No X

                If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT LIST

Exhibit                     Description

99                            Press Release

99.1                         Material Change Report

99.2                         Independent Qualified Person's Review and Technical Report

99.3                         Certificate of Qualification - Robert T. McKnight, P.Eng.

99.4                         Consent of Qualified Person - Robert McKnight, P.Eng.

99.5                         Certificate of Author - Mark Pearson, P.Eng.

99.6                         Consent of Mark Pearson, P.Eng.

99.7                         Certificate of Author - Russ Gerrish Consulting

99.8                         Consent of Russ Gerrish Consulting

99.9                         Certificate of Author - Lynton Gormely, Ph.D., P.Eng.

99.10                       Consent of Qualified Person - Lynton Gormely, Ph.D., P.Eng.

99.11                       Certificate of Author - Stephen J. Juras, P.Geo.

99.12                       Consent of Qualified Person - Stephen J. Juras, P.Geo.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

February 2, 2004
BIRCH MOUNTAIN RESOURCES LTD.

By:	/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO